Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”)
666 Burrard Street, Suite 3400
Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

April 12, 2011

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on April 12, 2011 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Silver Wheaton announced that Randy Smallwood was appointed Chief Executive Officer of the Company, replacing Peter Barnes, who resigned effective April, 11, 2011.

5.	Full Description of Material Change

Silver Wheaton announced that Randy Smallwood, currently Silver Wheaton's President, was appointed Chief Executive Officer. He replaced Peter Barnes, who resigned effective April 11, 2011. As part of the transition process, Mr. Barnes agreed to enter into a consulting agreement with Silver Wheaton.

Randy Smallwood holds a geological engineering degree from the University of British Columbia, and is a founding member of Silver Wheaton. He was an instrumental part of the team that built Wheaton River/Goldcorp into one of the largest and most profitable gold companies in the world, and in 2007 he joined Silver Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In recognition of his significant contribution to Silver Wheaton's pre-eminent position as market leader in its sector, Randy was appointed Silver Wheaton's President in January 2010.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information: please contact Brad Kopp, Vice President, Investor Relations of Silver Wheaton Corp. at (604) 639-9504.

9.	Date of Report

April 12, 2011.